UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25049
CUSIP NUMBER
33610T-10-9

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Place Financial Corp.

Full Name of Registrant

n/a

Former Name if Applicable

185 East Market Street

Address of Principal Executive Office (Street and Number)

Warren, Ohio  44481

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Place Financial Corp. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 (the “2011 Form 10-Q”) by the November 14, 2011 due date or within the five calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed by the Company in Current Reports on Form 8-K filed with the SEC on December 7, 2010 (as amended), July 13, 2011, and September 21, 2011, the Company announced its intention to file an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “2010 Form 10-K/A”), and to restate its consolidated financial condition and results of operations as of and for the fiscal years ended June 30, 2010, 2009, and 2008.  As of the date of this Notice of Late Filing, the Company has not yet been able to file its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011, and its Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (collectively, the “Delinquent Periodic Reports”).  As a result of the Company’s September 2011 determination of the need to restate its consolidated financial statements for fiscal 2008, and considering the efforts required to complete the multiple restatements, including the identification of impaired loans, the related measurement of impairments and the computation of the general allowance for loan losses, the Company is unable to file the 2011 Form 10-Q within the prescribed time period.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

David W. Gifford	330	373-1221
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☐ No ☒ The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011 and its Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three months ended September 30, 2011, are still being finalized as a result of the pending restatement of the Company’s consolidated financial statements for the quarterly and annual periods within the fiscal years ended June 30, 2010, 2009 and 2008, and the completion of the audit for the fiscal year ended June 30, 2011.  Consequently, the Company is not in a position to quantify any significant change in the results of operations for the three months ended September 30, 2011, as compared with the three months ended September 30, 2010.  However, as recently disclosed in the Company’s Current Report on Form 8-K dated November 8, 2011, increases to the allowance for loan losses over the periods of restatement will have a material adverse impact on the Company’s shareholders’ equity, the regulatory capital levels of First Place Bank, the Company’s wholly-owned subsidiary (the “Bank”), and the ability of the Bank to achieve the capital levels set forth in the Bank’s Cease and Desist Order dated July 13, 2011.

The Company anticipates that its results for the three months ended September 30, 2011, as compared with the same period last year, will reflect a reduction in loan servicing expense, an increase in “other income” attributable to a gain from the sale of the Company’s insurance business in the current period, and a decrease in personnel expense stemming from a lower level of mortgage banking activity.  These improvements will be offset by decreases in both net interest income and mortgage banking gains.

FIRST PLACE FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011	By:	/s/ Steven R. Lewis
Steven R. Lewis
President and Chief Executive Officer